UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

Commission file number
1-36764

A.	Full title of the plan: UBS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098
,
Zurich
,
Switzerland

Explanatory Note
This Amendment is being filed solely to add the Inline eXtensible Business Reporting Language (“iXBRL”) data tags that were omitted from the original Form
11-K
filed on June 29, 2026. Other than the inclusion of the iXBRL data tags, no changes have been made to the Form
11-K
as originally filed. Accordingly, this Amendment does not amend, modify, or update any information previously disclosed in the Form
11-K.

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and

For the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024

and Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of UBS 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of UBS 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1979.

New York, New York
June 29, 2026

UBS 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024

ASSETS

Investments, at fair value	$11,545,989,607	$10,050,851,329

Notes receivable from participants	53,426,491	55,075,814

Investment income receivable	3,183,700	3,673,906

Other Receivables	1,952,627	1,553,481

Contributions receivable

Participant contributions receivable	3,653,966	3,694,048

Company, net of forfeitures	99,943,872	91,925,106

Total assets	11,708,150,263	10,206,773,684

LIABILITIES

Accrued expenses	2,242,629	7,020,019

Payable for securities purchased	416,929	83,991

Payable for securities sold	837,217	908,943

Total liabilities	3,496,775	8,012,953

Net assets available for benefits	$11,704,653,488	$10,198,760,731
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

2025

ADDITIONS TO NET ASSETS

Investment income

Net appreciation in the fair value of investments	$1,574,308,419

Dividend and interest income	172,199,766

Net investment gain	1,746,508,185

Interest income on notes receivable from participants	4,494,498

Contributions

Participants	426,575,802

Company, net of forfeitures	236,811,588

Total contributions	663,387,390

Total additions	2,414,390,073

DEDUCTIONS FROM NET ASSETS

Distributions to participants	901,973,363

Administrative expenses	6,523,953

Total deductions from net assets	908,497,316

Net increase in net assets available for benefits	1,505,892,757

Net assets available for benefits

Beginning of year	10,198,760,731

End of year	$11,704,653,488
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Notes to Financ
i
al Statements
December 31, 2025 and 2024
NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.
General
UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Company’s Plan is administered by the Plan Administrator (Employee Benefits Committee of UBS AG). Northern Trust Company (the Trustee) is the Plan’s trustee. Alight (formerly Aon Hewitt) is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.
For a summary of investment options in the Plan, refer to Note 3.
Plan Amendments
The Plan, as restated for January 1, 2020, and amended, as executed and adopted on December 28, 2021, October 22, 2024, and, most recently, December 4th, 2025, to reflect a change in the collection of plan expenses.
Administrative Expenses
The reasonable expenses incident to the operation of the Plan, including the compensation of the Trustee, attorneys, fiduciaries, and such other technical and clerical assistance as may be required, shall be paid from the Trust Fund in accordance with applicable law; provided, however, that the Company, in its discretion, may elect to pay all or part of such expenses. To the extent any such reasonable expenses are paid from the Trust Fund and not otherwise paid from the forfeiture suspense account or other account from which reasonable expenses may be paid (in each case, paid as determined by the Plan Administrator in its sole discretion), they shall be allocated to the Accounts of Participants pro rata. User fees attributable to investments made through the self-directed mutual fund window shall be charged and allocated to the Accounts of the Participant using that feature, including both active and former Employees.
Participant Contributions
A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.
Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $23,500. The maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50-59, or 64+ on or before December 31, 2025 was $31,000. The maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 60-63, on or before December 31, 2025 was $34,750. These limits are subject to change in future years to be consistent with IRS limitations. There are also maximum allowable limits for after-tax contributions, being $23,500 for non-highly compensated participants and $18,500 for highly compensated employees.
Subject to certain limitations, the Company contributes an amount (the Company Match) up to 100% of the first 6% of each participant’s eligible annual compensation which the participant contributes to the Plan for Plan years starting in 2017. The Plan had a $3,000 annual maximum limit for 2017 and $4,500 for 2018, $5,850 for 2019 and $8,000 for 2020 and thereafter. There is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1 DESCRIPTION OF THE PLAN
(continued)

Company Contributions
The Company uses
pre-tax,
Roth 401(k), and
a
f
ter-tax
contributions in determining the amount of the Company’s matching contri bu
tion for each participant. For Plan years beginning in 2017, the Company Match was calculated by multiplying each participant’s pre-tax,
Roth 401(k) and
after-tax
contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000 on an annual basis. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.
Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax,
Roth 401(k), and
after-tax
contribution elections.
The Company also provides a Retirement Contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year and their eligible compensation up to the annual IRC compensation limit ($350,000 for 2025). The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.
The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax,
Roth 401(k), and
after-tax
contribution elections.
If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate
Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.
Participant Accounts
Under the Plan, each participant has two accounts—an employee account (Em pl
oyee Account) and a company account (Com
p
any Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions
(pre-tax,
401(k) Roth and
After-tax)
at any time. In addition, they can make different investment elections for their Company Contributions, before-tax
contributions, Roth 401(k) contributions and
after-tax
contributions.
The participant’s Employee Account reflects any contributions made by the participant (such as before-tax
contributions, Roth 401(k) and
after-tax
contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.
The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.
Vesting
Participants are fully vested in their Employee Account. A participant becomes fully vested in his or her Company Account after three years of service, or, while in service as an employee and either attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.
Forfeited Accounts
Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2025, and 2024 total forfeitures of $15,149,695 and $11,788,343 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2025, and December 31, 2024, were $1,998,904. and $2,173,590 respectively.

NOTE 1 DESCRIPTION OF THE PLAN
(continued)

Payment of Benefits
Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum
cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2. Note, age has changed to 72 for 2020 and 73 if reaching the age of 72 after December 31, 2022.
A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.
After-tax
contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax
contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.
Notes Receivable from Participants
Notes receivable from participants represents participant loans which are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made.
The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years.
The interest rates on the loans range from 5.25 to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.
Plan Termination
The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
Payment of Benefits
Benefits to participants are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

NOTE 3 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:
Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.
Level 3:	Unobservable inputs for the financial instrument.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end (e.g., bond funds, equity funds, target date funds, etc.). Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Self-Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.
Money market funds: Funds record their corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.
UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.
Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.
Real Estate Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.
Participatory Note: Participatory notes are issued by registered Foreign Institutional Investor (FII) to overseas investment and transferable by endorsement and delivery.
Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no transfers between levels in 2025 and 2024.

NOTE 3 FAIR VALUE MEASUREMENT
(continued)

At December 31, 2025, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$233,308,462	—	—	$233,308,462
Self-Directed Brokerage Account	1,588,267,531	—	—	1,588,267,531
UBS Stock Fund	469,480,916	—	—	469,480,916
Common Stocks	2,017,492,608	—	—	2,017,492,608
Real Estate Funds	20,712,121	—	—	20,712,121
	$4,329,261,638	—	$—	$4,329,261,638
Investments measured at NAV:
Money market funds(a)				$506,578,138
Short-term investment funds(b)				36,783,934
U.S. equity funds(c)				2,493,636,270
Non-U.S. equity funds(c)				560,934,140
U.S. bond funds(d)				492,543,252
Non-U.S. bond funds(e)				34,523,258
Target date funds(f)				3,091,728,977
Total investments, at NAV				$7,216,727,969
Total investments at fair value				$11,545,989,607
In the prior year’s financial statements, one of the equity funds was classified as a bond fund. Upon further analysis, it was determined that an equity fund classification was more appropriate. In 2025, the Plan revised its fair value hierarchy classification from bond fund to equity fund, and the 2024 presentation has been adjusted accordingly for this immaterial amount.
At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,138,779	—	—	$6,138,779
Self-Directed Brokerage Account	1,452,613,860	—	—	1,452,613,860
UBS Stock Fund	332,983,275	—	—	332,983,275
Common Stocks	2,057,380,343	—	—	2,057,380,343
Real Estate Funds	30,243,377	—	—	30,243,377
Participatory Note	—	2,920,662	—	2,920,662
	$3,879,359,634	$2,920,662	$—	$3,882,280,296
Investments measured at NAV:
Money market funds(a)				$484,066,421
Short-term investment funds(b)				50,483,983
U.S. equity funds(c)				2,183,960,600
Non-U.S. equity funds(c)				397,226,884
U.S. bond funds(d)				443,559,815
Non-U.S. bond funds(e)				28,919,600
Target date funds(f)				2,580,353,730
Total investments, at NAV				$6,168,571,033
Total investments at fair value				$10,050,851,329

(a)
Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments. These investments are held through collective trust funds.

(b)
Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds. These investments are held through collective trust funds.

(c)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

NOTE 3 FAIR VALUE MEASUREMENT
(continued)

(e)
Non-U.S.
bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(f)
Target date common/collective trust funds are
pre-mixed
portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment opt io
n.
NOTE 4 RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 5 RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2025, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

–	Notes receivable from participants are considered to be party-in-interest transactions.
–
Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

–	The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $9,752,787 for 2025.
Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.
NOTE 6 TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have favorable determination letters issued by the IRS, dated July 29, 2014, and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the receipt of the SIP and Plus Plan determination letters. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$11,704,653,488	$10,198,760,731
Less: Benefits payable to participants	(7,017,271)	(5,731,689)
Net assets available for benefits per Form 5500	$11,697,636,217	$10,193,029,042
The accompanying financial statements present benefits distributions to participants on cash basis. The Form 5500 requires benefits distributions to be reported as a benefits payable in the plan year. Therefore, the adjustment from cash basis to accrual basis for benefits distributions represents a reconciling item.
The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2025:

Net increase/(Decrease) in net assets available for benefits per the financial statements	$1,505,892,757
Add: Benefits payable to participants at December 31, 2024	5,731,689
Less: Benefits payable to participants at December 31, 2025	(7,017,271)
Net increase/(Decrease) in net assets per Form 5500	$1,504,607,175
NOTE 8 SUBSEQUENT EVENTS

The Plan has evaluated the impact of subsequent events through June 29, 2026, the date the financial statements financial statements were available to be issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE
UBS 401(K) PLAN
EIN:
13-2638166
Plan #:
002
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2025

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Non-Interest Bearing Cash - USD

BRL - Brazilian real	6,152.820	6,179.55	6,152.82

GBP - British pound sterling	93,356.060	93,356.06	93,356.06

CAD - Canadian dollar	4,591.420	4,598.80	4,591.42

DKK - Danish krone	18,809.270	18,672.95	18,809.27

EUR - Euro	353,998.400	354,484.38	353,998.40

CNH - HK offshore Chinese Yuan Renminbi	7,440.020	7,379.55	7,440.02

HKD - Hong Kong dollar	43,511.580	43,532.28	43,511.58

JPY - Japanese yen	85,743.950	85,798.69	85,743.95

MXN - Mexican peso	46.050	44.63	46.05

SGD - Singapore dollar	2,958.920	2,951.32	2,958.92

ZAR - South African rand	24.540	28.27	24.54

USD - United States dollar	3,125,615.770	3,125,615.77	3,125,615.77

Total - all currencies		3,742,642.25	3,742,248.80

Total Non-Interest Bearing Cash - USD		3,742,642.25	3,742,248.80

Corporate Stock - Common

Belgium - EUR

ELIA GROUP NPV SEDOL : B09M9F4	19,291.000	2,300,436.94	2,485,398.00

UCB NPV SEDOL : 5596991	12,081.000	1,469,348.05	3,385,383.71

Total Belgium - EUR		3,769,784.99	5,870,781.71

Canada - USD

CAMECO CORP COM CUSIP : 13321L108	24,002.000	760,690.66	2,195,942.98

FIRSTSERVICE CORP COM NPV CUSIP : 33767E202	5,322.000	592,217.81	827,730.66

SHOPIFY INC CL A SUB VTG SHS SHOPIFY INC SEDOL : BXDZ9Z0	38,414.000	2,783,118.69	6,183,501.58

Total Canada - USD		4,136,027.16	9,207,175.22

China - CNH

CONTEMPORARY A CNY1 (STOCK CONNECT) SEDOL : BHQPSY7	115,900.000	5,245,599.17	6,098,243.40

SIEYUAN ELECTRIC C ‘A’CNY1 SEDOL : BD5C7M2	122,800.000	2,370,629.89	2,719,740.40

Total China - CNH		7,616,229.06	8,817,983.80

China - HKD

TENCENT HLDGS LTD HKD0.00002 SEDOL : BMMV2K8	54,900.000	3,280,621.29	4,224,975.91

Total China - HKD		3,280,621.29	4,224,975.91

China - USD

ADR TENCENT HLDGS LTD ADR SEDOL : B3F2DZ7	60,454.000	4,076,022.46	4,627,753.70

Total China - USD		4,076,022.46	4,627,753.70

Denmark - DKK

DANSKE BANK A/S DKK10 SEDOL : 4588825	117,678.000	3,084,533.48	5,895,372.48

NKT A/S SEDOL : 7106354	20,829.000	1,692,865.18	2,615,251.98

Total Denmark - DKK		4,777,398.66	8,510,624.46

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Corporate Stock - Common (continued)

France - EUR

AIR LIQUIDE(L’) EUR5.50 SEDOL : B1YXBJ7	24,818.000	3,396,209.15	4,671,178.84

AIRBUS SE EUR1 SEDOL : 4012250	9,589.000	1,714,655.84	2,234,341.56

AXA SA EUR2.29 SEDOL : 7088429	74,950.000	2,890,639.13	3,605,505.49

BNP PARIBAS EUR2 SEDOL : 7309681	60,969.000	4,570,068.45	5,784,971.94

DANONE EUR0.25 SEDOL : B1Y9TB3	28,924.000	2,198,771.40	2,608,200.88

SAFRAN SA EUR0.20 SEDOL : B058TZ6	13,414.000	2,298,421.36	4,685,261.58

SPIE SA EUR0.47 SEDOL : BYZFYS3	97,541.000	5,205,691.68	5,643,079.75

Total France - EUR		22,274,457.01	29,232,540.04

Germany - EUR

ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL : 5231485	4,880.000	1,288,202.43	2,238,079.13

DEUTSCHE BOERSE AG NPV(REGD) SEDOL : 7021963	9,203.000	1,349,968.18	2,417,853.50

MTU AERO ENGINES A NPV (REGD) SEDOL : B09DHL9	8,601.000	3,572,740.89	3,589,043.58

RWE AG NPV SEDOL : 4768962	33,576.000	1,334,809.07	1,784,752.84

SIEMENS HEALTHINEE NPV SEDOL : BD594Y4	64,448.000	3,186,143.11	3,400,037.98

SYMRISE AG NPV (BR) SEDOL : B1JB4K8	28,249.000	2,927,038.37	2,285,234.61

VONOVIA SE NPV SEDOL : BBJPFY1	191,497.000	5,886,820.16	5,519,136.17

Total Germany - EUR		19,545,722.21	21,234,137.81

Germany - USD

ADR BAYER A G SPONSORED ADR CUSIP : 072730302	1,609,344.000	16,449,898.07	17,413,102.08

SAP SE-SPONSORED ADR CUSIP : 803054204	75,760.000	12,929,638.04	18,402,861.60

Total Germany - USD		29,379,536.11	35,815,963.68

Greece - EUR

PIRAEUS BANK SA EUR0.93 SEDOL : BVLKBV3	346,664.000	1,897,797.77	2,766,106.29

Total Greece - EUR		1,897,797.77	2,766,106.29

Hong Kong - HKD

AIA GROUP LTD NPV SEDOL : B4TX8S1	499,200.000	3,989,556.77	5,124,440.16

HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG) SEDOL : 6158163	134,800.000	1,524,807.89	2,119,807.28

Total Hong Kong - HKD		5,514,364.66	7,244,247.44

Israel - USD

TOWER SEMICONDUCTOR LTD SEDOL : 2898173	35,800.000	4,211,064.38	4,203,636.00

Total Israel - USD		4,211,064.38	4,203,636.00

Italy - EUR

BFF BANK S.P.A. SEDOL : BD0TSX6	243,982.000	2,443,879.31	2,722,174.55

ENEL SPA EUR1 SEDOL : 7144569	249,499.000	2,322,432.47	2,601,175.20

Total Italy - EUR		4,766,311.78	5,323,349.75

Japan - JPY

HITACHI NPV SEDOL : 6429104	7,000.000	224,241.75	218,916.07

JAPAN POST BANK CO NPV SEDOL : BYT8165	151,000.000	1,988,774.49	2,128,035.98

MITSUBISHI UFJ FIN NPV SEDOL : 6335171	229,900.000	3,529,777.70	3,656,516.64

MITSUI FUDOSAN CO LTD NPV SEDOL : 6597603	165,200.000	1,858,802.70	1,876,542.15

NIPPON SANSO HOLDINGS CORP SEDOL : 6640541	58,836.000	1,518,013.41	1,752,186.34

SMC CORP NPV SEDOL : 6763965	4,300.000	1,541,664.29	1,494,006.19

TOKYO GAS CO LTD NPV SEDOL : 6895448	59,142.000	1,888,980.34	2,341,230.09

Total Japan - JPY		12,550,254.68	13,467,433.46

Korea, Republic of - USD

COUPANG INC SEDOL : BNYHDF3	235,050.000	5,362,388.62	5,544,829.50

SAMSUNG ELECTRONIC GDR EACH REP 25 COM(REG’S’) SEDOL : 4942818	2,384.000	4,082,204.74	4,925,344.00

Total Korea, Republic of – USD		9,444,593.36	10,470,173.50

Netherlands - EUR

ASML HOLDING NV EUR0.09 SEDOL : B929F46	1,284.000	1,236,364.78	1,389,465.63

Total Netherlands - EUR		1,236,364.78	1,389,465.63

Netherlands - GBP

MAGNUM ICE CREAM C ORD EUR3.50 (DI) SEDOL : BVZG4R4	47,320.000	733,215.82	749,452.53

Total Netherlands - GBP		733,215.82	749,452.53

Netherlands - USD

ADR ADYEN N V ADR SEDOL : BJXK4M9	372,000.000	6,175,152.44	5,940,840.00

ADR ARGENX SE SPONSORED ADS SEDOL : BDVLM39	8,851.000	3,714,208.20	7,443,248.45

ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) CUSIP : N07059210	14,901.000	11,318,961.97	15,941,983.86

AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106	175,723.000	11,272,949.21	25,261,938.48

Total Netherlands - USD		32,481,271.82	54,588,010.79

Russian Federation - USD

SBERBANK OF RUSSIA SPON ADR SEDOL : B5SC091	169,458.000	2,844,610.07	7,676.45

Total Russian Federation - USD		2,844,610.07	7,676.45

Singapore - SGD

SINGAPORE TECHNOLOGIES ENGINEERING SEDOL : 6043214	50,829.000	301,408.45	332,799.52

Total Singapore - SGD		301,408.45	332,799.52

Spain - EUR

AENA SME S.A. EUR10 SEDOL : BTMKJR0	37,432.000	745,338.52	1,047,175.24

CAIXABANK SA EUR1 SEDOL : B283W97	40,920.000	496,700.52	501,971.02

Total Spain - EUR		1,242,039.04	1,549,146.26

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Corporate Stock - Common (continued)

Switzerland - CHF

MEDACTA GROUP SA CHF0.10 SEDOL : BJYLTQ0	11,103.000	1,094,454.13	2,191,870.24

NESTLE SA SEDOL : 7123870	5,844.000	586,946.59	580,822.42

SGS SA CHF0.04 (REGD) SEDOL : BMBQHZ4	31,875.000	3,258,669.47	3,655,616.91

Total Switzerland - CHF		4,940,070.19	6,428,309.57

Switzerland - USD

UBS GROUP AG COMMON STOCK CUSIP : H42097107	10,137,787.000	185,525,436.86	469,480,915.97

Total Switzerland - USD		185,525,436.86	469,480,915.97

Taiwan - USD

ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100	110,929.000	13,859,117.85	33,710,213.81

Total Taiwan - USD		13,859,117.85	33,710,213.81

United Kingdom - GBP

3I GROUP ORD GBP0.738636 SEDOL : B1YW440	47,920.000	2,132,902.65	2,103,160.24

BABCOCK INTL GROUP ORD GBP0.60 SEDOL : 0969703	291,498.000	3,472,840.99	4,873,547.32

BALFOUR BEATTY GBP0.50 SEDOL : 0096162	76,357.000	683,363.33	730,225.40

HSBC HLDGS ORD USD0.50(UK REG) SEDOL : 0540528	78,412.000	1,026,886.71	1,237,984.24

LLOYDS BANKING GP ORD GBP0.1 SEDOL : 0870612	3,612,401.000	4,222,655.86	4,773,344.58

MELROSE INDUST PLC ORD GBP0.001 SEDOL : BNGDN82	683,290.000	4,840,105.37	5,407,745.04

NATIONAL GRID ORD GBP0.12431289 SEDOL : BDR05C0	628,246.000	7,998,197.25	9,645,930.46

PRUDENTIAL PLC GBP0.05 SEDOL : 0709954	159,328.000	1,701,221.70	2,452,711.01

RELX PLC SEDOL : B2B0DG9	13,353.000	486,617.44	542,405.73

SAINSBURY(J) ORD GBP0.28571428 SEDOL : B019KW7	996,340.000	4,287,496.23	4,355,413.63

SSE PLC ORD GBP0.50 SEDOL : 0790873	129,000.000	2,787,322.67	3,780,814.93

TESCO ORD GBP0.0633333 SEDOL : BLGZ986	1,443,670.000	7,880,830.40	8,578,910.21

UNILEVER PLC ORD GBP0.035 SEDOL : BVZK7T9	49,374.000	3,223,408.99	3,227,218.56

Total United Kingdom - GBP		44,743,849.59	51,709,411.35

United Kingdom - USD

LONDON STOCK EXCHANGE GROUP ADR CUSIP : 54211Y107	1,393,616.000	45,048,760.39	42,602,841.12

ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305	67,450.000	4,157,204.35	4,956,226.00

Total United Kingdom - USD		49,205,964.74	47,559,067.12

United States - USD

ACV AUCTIONS INC CL A CL A CUSIP : 00091G104	79,131.000	1,567,904.14	634,630.62

ADT INC DEL COM SEDOL : BFWCP81	223,294.000	1,717,554.03	1,801,982.58

ADVANCED DRAIN SYS INC DEL COM CUSIP : 00790R104	10,707.000	1,207,784.88	1,550,694.81

ADVANCED MICRO DEVICES INC COM SEDOL : 2007849	3,792.000	577,392.92	812,094.72

ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107	89,088.000	8,226,043.42	27,955,814.40

ALPHABET INC CAPITAL STOCK USD0.001 CL A CUSIP : 02079K305	223,042.000	21,998,821.49	69,812,146.00

AMAZON COM INC COM SEDOL : 2000019	370,649.000	38,926,280.96	85,553,202.18

AMDOCS ORD GBP0.01 SEDOL : 2256908	29,400.000	2,554,837.66	2,366,994.00

AMICUS THERAPEUTICS INC COM CUSIP : 03152W109	141,496.000	1,751,394.66	2,014,903.04

AMPHENOL CORP NEW CL A SEDOL : 2145084	172,608.000	8,621,593.49	23,326,245.12

ANTERO RES CORP COM SEDOL : BFD2WR8	47,300.000	1,364,697.53	1,629,958.00

AON PLC CUSIP : G0403H108	38,802.000	10,016,107.28	13,692,449.76

APPFOLIO INC COM CL A COM CL A CUSIP : 03783C100	7,375.000	1,693,529.79	1,715,793.75

APPLE INC COM STK SEDOL : 2046251	315,672.000	36,663,570.34	85,818,589.92

APPLOVIN CORP COM CL A COM CL A SEDOL : BMV3LG4	13,800.000	3,729,271.22	9,298,716.00

ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER SEDOL : BF14BT1	12,900.000	1,708,399.90	2,085,027.00

ARISTA NETWORKS INC COM NEW SEDOL : BL9XPM3	112,500.000	13,947,469.64	14,740,875.00

ARTISAN PARTNERS ASSET MGMT INC CL A CL A SEDOL : B8FW545	39,739.000	1,553,820.18	1,618,966.86

ASSURANT INC COM SEDOL : 2331430	7,680.000	1,300,778.25	1,849,728.00

AVERY DENNISON CORP COM SEDOL : 2066408	12,432.000	2,245,330.65	2,261,132.16

AVIENT CORPORATION SEDOL : BMHWY55	42,161.000	2,084,052.41	1,317,109.64

BELDEN INC COM SEDOL : B01WL78	15,950.000	1,249,430.80	1,858,972.50

BELLRING BRANDS INC COM USD0.01 CUSIP : 07831C103	34,703.000	1,977,068.10	927,611.19

BENTLEY SYS INC CL B CL B CUSIP : 08265T208	33,135.000	1,884,096.38	1,264,597.28

BIO-TECHNE CORP COM CUSIP : 09073M104	26,598.000	1,821,336.96	1,564,228.38

BJS WHSL CLUB HLDGS INC COM SEDOL : BFZNZF8	16,800.000	1,129,623.80	1,512,504.00

BLOCK INC SEDOL : BYNZGK1	349,835.000	19,728,154.61	22,770,760.15

BOEING CO COM USD5.00 SEDOL : 2108601	35,437.000	5,951,487.63	7,694,081.44

BOOKING HLDGS INC COM SEDOL : BDRXDB4	2,046.000	4,774,739.25	10,957,005.18

BREAD FINANCIAL HOLDINGS INC COM USD0.01 SEDOL : 2762030	19,569.000	922,986.42	1,448,693.07

BRIGHT HORIZONS FA COM USD0.001 CUSIP : 109194100	14,161.000	1,352,519.58	1,435,925.40

BRINKS CO COM SEDOL : 2691305	30,406.000	2,272,858.83	3,549,292.38

BROADCOM INC COM SEDOL : BDZ78H9	139,401.000	35,028,921.42	48,246,686.10

BRUNSWICK CORP COM SEDOL : 2149309	20,835.000	1,673,619.68	1,546,790.40

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Corporate Stock - Common (continued)

United States - USD (continued)

BUILDERS FIRSTSOURCE INC COM STK SEDOL : B0BV2M7	13,830.000	1,863,377.05	1,422,968.70

BWX TECHNOLOGIES INC COM CUSIP : 05605H100	12,561.000	1,272,870.57	2,171,043.24

C H ROBINSON WORLDWIDE INC COM NEW COM NEW SEDOL : 2116228	17,950.000	1,730,037.15	2,885,642.00

CACI INTL INC CL A CL A SEDOL : 2159267	3,589.000	1,596,533.79	1,912,255.09

CACTUS INC CL A CL A SEDOL : BF1GM16	22,400.000	1,215,747.62	1,023,232.00

CAESARS ENTMT INC NEW COM SEDOL : BMWWGB0	52,750.000	2,911,417.14	1,233,822.50

CAPITAL ONE FINL CORP COM CUSIP : 14040H105	113,114.000	11,492,910.41	27,414,309.04

CARLYLE GROUP INC COM CUSIP : 14316J108	35,337.000	1,323,051.68	2,088,770.07

CARPENTER TECHNOLOGY CORP COM CUSIP : 144285103	4,844.000	1,171,517.82	1,525,084.96

CASELLA WASTE SYS INC CL A COM STK CUSIP : 147448104	13,428.000	1,043,901.76	1,315,138.32

CASEYS GEN STORES INC COM SEDOL : 2179414	4,241.000	1,614,168.04	2,344,043.11

CAVA GROUP INC COM CUSIP : 148929102	16,431.000	1,284,836.29	964,335.39

CHARLES RIV LABORATORIES INTL INC COM SEDOL : 2604336	10,625.000	1,867,879.35	2,119,475.00

CHEMED CORP NEW COM CUSIP : 16359R103	4,014.000	1,927,906.11	1,717,430.04

CHIPOTLE MEXICAN GRILL INC COM STK SEDOL : B0X7DZ3	154,685.000	5,005,258.98	5,723,345.00

CHURCHILL DOWNS INC COM CUSIP : 171484108	18,356.000	2,272,618.84	2,088,545.68

CIENA CORP COM NEW CUSIP : 171779309	35,179.000	4,530,254.37	8,227,312.73

CINEMARK HLDGS INC COM SEDOL : B1W7RQ0	74,300.000	1,965,049.11	1,726,732.00

CLEAN HBRS INC COM CUSIP : 184496107	5,283.000	1,084,255.06	1,238,757.84

CLEARWATER ANALYTICS HLDGS INC CL A CL A CUSIP : 185123106	59,257.000	1,055,634.36	1,429,278.84

COHERENT CORP COM CUSIP : 19247G107	10,599.000	1,038,841.92	1,956,257.43

COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106	275,605.000	9,985,877.48	14,645,649.70

COMCAST CORP NEW-CL A CUSIP : 20030N101	707,426.000	26,133,207.88	21,144,963.14

COMM BANCSHARES INC COM SEDOL : 2213204	46,513.500	2,363,246.02	2,434,516.59

COMMERCIAL METALS CO COM SEDOL : 2213260	37,376.000	1,657,235.38	2,587,166.72

CONOCOPHILLIPS COM CUSIP : 20825C104	419,797.000	43,400,938.98	39,297,197.17

CORE NATURAL RESOURCES INC COM USD0.01 SEDOL : BR1Z682	14,925.000	1,444,861.83	1,321,011.75

CRH ORD EUR 0.32 SEDOL : B01ZKD6	26,760.000	3,034,586.27	3,339,648.00

CROWN HLDGS INC COM SEDOL : 2427986	20,269.000	1,960,839.35	2,087,098.93

CURTISS WRIGHT CORP COM CUSIP : 231561101	3,242.000	1,209,887.46	1,787,217.34

CUSHMAN AND WAKEFIELD LTD COM SHS SEDOL : BQ3R8B6	180,000.000	1,811,805.89	2,914,200.00

DANAHER CORP COM SEDOL : 2250870	133,774.000	27,213,083.96	30,623,544.08

DATADOG INC COM USD0.00001 CL A SEDOL : BKT9Y49	51,700.000	6,994,577.63	7,030,683.00

DHT HOLDINGS INC SHS NEW SEDOL : B7JB336	97,024.000	1,204,832.19	1,184,663.04

DOLLAR TREE INC COM STK SEDOL : 2272476	10,550.000	767,172.45	1,297,755.50

DONALDSON INC COM CUSIP : 257651109	20,401.000	1,795,190.18	1,808,752.66

DOORDASH INC CL A COM USD0.00001 CLASS A SEDOL : BN13P03	30,700.000	6,419,089.30	6,952,936.00

DOXIMITY INC COM USD0.001 CL A CUSIP : 26622P107	55,341.000	2,220,020.72	2,450,499.48

DYNATRACE INC COM CUSIP : 268150109	36,068.000	1,846,077.28	1,563,187.12

EAGLE MATLS INC COM CUSIP : 26969P108	6,814.000	1,381,219.09	1,408,317.52

ELEMENT SOLUTION INC COM SEDOL : BJ1C2K1	72,400.000	1,907,387.01	1,809,276.00

ELEVANCE HEALTH INC CUSIP : 036752103	25,713.000	10,175,568.50	9,013,692.15

ELI LILLY & CO COM NPV SEDOL : 2516152	19,521.000	8,137,225.22	20,978,828.28

EMCOR GROUP INC COM SEDOL : 2474164	1,384.000	733,059.54	846,717.36

ENCOMPASS HEALTH CORP COM USD0.01 SEDOL : BYX2YJ7	24,597.000	1,489,873.61	2,610,725.58

ENTEGRIS INC COM SEDOL : 2599700	103,556.000	9,891,842.68	8,724,593.00

ENVISTA HLDGS CORP COM SEDOL : BK63SF3	83,000.000	1,725,139.70	1,801,930.00

EQUIFAX INC COM SEDOL : 2319146	11,323.000	2,905,908.08	2,456,864.54

ESSENT GROUP LTD COM STK SEDOL : BFWGXR8	33,250.000	1,842,045.63	2,161,582.50

ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104	149,020.000	10,485,478.16	15,605,374.40

EVERCORE INC CUSIP : 29977A105	4,841.000	1,123,909.70	1,647,150.25

EVEREST GROUP LTD CUSIP : G3223R108	13,510.000	4,845,547.29	4,584,618.50

EVERGY INC COM NPV SEDOL : BFMXGR0	25,865.000	1,427,823.58	1,874,953.85

EVERPURE INC COM USD0.0001 CL A CUSIP : 74624M102	46,398.000	2,909,367.45	3,109,129.98

EXLSERVICE COM INC COM STK CUSIP : 302081104	32,973.000	1,021,030.20	1,399,374.12

F5 INC COM STK NPV CUSIP : 315616102	14,909.000	4,563,542.72	3,805,671.34

FABRINET COM USD0.01 SEDOL : B4JSZL8	12,600.000	5,375,339.11	5,736,528.00

FIRST AMERN FINL CORP COM STK SEDOL : B4NFPK4	29,380.000	1,702,470.44	1,805,107.20

FIRST HORIZON CORPORATION COM USD0.625 SEDOL : 2341484	177,085.000	3,298,585.78	4,232,331.50

FIRST INTERSTATE BANCSYS/MT SEDOL : B4RGHN0	58,900.000	1,909,107.55	2,037,940.00

FLAGSTAR BANK NA SEDOL : BT6MM39	205,900.000	2,226,172.29	2,592,281.00

FLEX LTD COM USD0.01 SEDOL : 2353058	35,400.000	877,291.22	2,138,868.00

FRESHPET INC COM CUSIP : 358039105	18,710.000	1,273,840.63	1,140,000.30

GENEDX HOLDINGS CORP CL A NEW CUSIP : 81663L200	8,153.000	581,252.42	1,060,379.18

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Corporate Stock - Common (continued)

United States - USD (continued)

GLACIER BANCORP INC NEW COM SEDOL : 2370585	50,340.000	1,814,065.57	2,217,477.00

GLAUKOS CORP COM CUSIP : 377322102	12,703.000	1,662,586.28	1,434,295.73

GLOBE LIFE INC COM SEDOL : BK6YKG1	12,100.000	1,591,116.50	1,692,306.00

GLOBUS MED INC CL A NEW COM STK SEDOL : B7D65M0	63,826.000	4,379,760.73	5,572,648.06

GOODYEAR TIRE & RUBBER CO COM SEDOL : 2378200	206,500.000	2,201,134.97	1,808,940.00

GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP : 40171V100	5,580.000	564,346.99	1,121,635.80

HALOZYME THERAPEUTICS INC COM CUSIP : 40637H109	17,538.000	1,298,162.76	1,180,307.40

HEALTHEQUITY INC COM CUSIP : 42226A107	17,448.000	1,663,831.24	1,598,411.28

HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203	30,501.000	3,131,953.23	8,761,412.25

HOWMET AEROSPACE INC COM USD1.00 WI SEDOL : BKLJ8V2	66,017.000	4,260,873.75	13,534,805.34

HUBSPOT INC COM SEDOL : BR4T3B3	32,278.000	15,739,764.19	12,953,161.40

HUMANA INC COM CUSIP : 444859102	54,900.000	16,906,470.86	14,061,537.00

INDEPENDENT BK CORP MASS COM COM STK USD0.01 SEDOL : 2447821	21,219.000	1,076,786.52	1,550,684.52

INGERSOLL RAND INC COM SEDOL : BL5GZ82	57,695.000	2,206,749.11	4,570,597.90

INGEVITY CORP COM SEDOL : BD4LHG4	35,000.000	1,640,449.14	2,071,300.00

INSMED INC COM PAR $.01 CUSIP : 457669307	19,016.000	558,981.32	3,309,544.64

INSPIRE MED SYS INC COM CUSIP : 457730109	12,173.000	1,720,534.29	1,122,715.79

INSULET CORP COM STK CUSIP : 45784P101	2,262.000	441,807.96	642,950.88

INTUIT COM CUSIP : 461202103	44,344.000	18,820,536.38	29,374,352.48

INTUITIVE SURGICAL INC COM NEW STK SEDOL : 2871301	35,838.000	8,372,669.33	20,297,209.68

ITT INC COM SEDOL : BZBY209	12,800.000	1,018,471.83	2,220,928.00

JABIL INC COM USD0.001 SEDOL : 2471789	5,600.000	417,220.08	1,276,912.00

JAZZ PHARMACEUTICALS PLC COM USD0.0001 SEDOL : B4Q5ZN4	12,000.000	1,700,172.14	2,040,000.00

JEFFERIES FINL GROUP INC COM SEDOL : BG0Q4Z2	40,872.000	2,252,503.29	2,532,837.84

KIRBY CORP COM SEDOL : 2493534	18,600.000	1,395,564.73	2,049,348.00

KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01 SEDOL : BF0LKD0	38,500.000	2,041,691.71	2,012,780.00

KORN FERRY COM SEDOL : 2386849	24,288.000	1,401,986.47	1,603,493.76

KRYSTAL BIOTECH INC COM CUSIP : 501147102	3,335.000	665,031.05	822,210.90

LANDBRIDGE CO LLC CL A CL A CUSIP : 514952100	10,749.000	645,201.39	526,593.51

LATTICE SEMICONDUCTOR CORP COM CUSIP : 518415104	128,466.000	6,697,330.88	9,452,528.28

LENNAR CORP CL A CL A CUSIP : 526057104	190,432.000	22,572,645.69	19,576,409.60

LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305	130,019.000	12,838,707.77	6,318,923.40

LINCOLN ELEC HLDGS INC COM CUSIP : 533900106	7,146.000	1,641,215.72	1,712,467.44

LINCOLN NATL CORP COM SEDOL : 2516378	42,350.000	1,159,986.39	1,885,845.50

LITTELFUSE INC COM SEDOL : 2531832	4,398.000	1,141,312.75	1,112,342.16

LIVANOVA PLC ORD GBP1.00 (DI) SEDOL : BYMT0J1	34,120.000	1,908,188.80	2,099,403.60

LOUISIANA-PACIFIC CORP COM CUSIP : 546347105	9,705.000	884,203.69	783,775.80

MADDEN STEVEN LTD COM SEDOL : 2553911	51,200.000	1,572,686.99	2,131,968.00

MADRIGAL PHARMACEUTICALS INC COM CUSIP : 558868105	4,295.000	1,158,288.29	2,501,150.30

MANHATTAN ASSOCS INC COM CUSIP : 562750109	10,282.000	2,276,611.88	1,781,973.42

MAPLEBEAR INC COM CUSIP : 565394103	25,692.000	1,043,943.28	1,155,626.16

MARRIOTT VACATIONS WORLDWIDE CORP COM SEDOL : B45K9N8	18,060.000	2,138,425.26	1,041,881.40

MARTIN MARIETTA MATLS INC COM CUSIP : 573284106	6,092.000	2,843,284.22	3,793,244.72

MASTERCARD INCORPORATED COM USD0.0001 CLASS A SEDOL : B121557	50,414.000	19,411,381.24	28,780,344.32

MERCADOLIBRE INC COM STK SEDOL : B23X1H3	11,930.000	23,403,547.17	24,030,121.80

META PLATFORMS INC COM USD0.000006 CL ‘A’ CUSIP : 30303M102	72,606.000	17,863,941.06	47,926,494.54

MICROSOFT CORP COM CUSIP : 594918104	285,543.000	58,027,626.12	138,094,305.66

MKS INC SEDOL : 2404871	17,275.000	1,558,709.83	2,760,545.00

MOHAWK INDS INC COM SEDOL : 2598699	15,000.000	1,771,139.79	1,639,500.00

MONGODB INC CL A CL A SEDOL : BF2FJ99	17,733.000	5,341,393.32	7,442,362.77

MOSAIC CO/THE SEDOL : B3NPHP6	59,523.000	1,616,889.41	1,433,909.07

MUELLER INDS INC COM CUSIP : 624756102	22,725.000	1,845,514.13	2,608,830.00

MURPHY OIL CORP COM SEDOL : 2611206	61,075.000	1,630,938.77	1,908,593.75

NATERA INC COM SEDOL : BYQRG48	40,222.000	5,751,967.25	9,214,457.98

NATIONAL VISION HLDGS INC COM CUSIP : 63845R107	40,708.000	932,519.62	1,051,080.56

NATL FUEL GAS CO COM SEDOL : 2626103	19,600.000	1,055,273.74	1,569,176.00

NETFLIX INC COM STK SEDOL : 2857817	112,770.000	4,898,901.58	10,573,315.20

NEXSTAR MEDIA GROUP INC COMMON STOCK SEDOL : 2949758	9,487.000	1,626,898.89	1,926,335.35

NEXTPOWER INC CUSIP : 65290E101	15,840.000	1,143,351.93	1,379,822.40

NORWEGIAN CRUISE LINE HLDGS LTD COM USD0.001 SEDOL : B9CGTC3	78,300.000	1,540,063.58	1,747,656.00

NOVANTA INC NOVANTA INC CUSIP : 67000B104	8,289.000	845,216.59	986,308.11

NVENT ELECTRIC PLC COM USD0.01 WI CUSIP : G6700G107	17,711.000	1,087,914.25	1,805,990.67

NVIDIA CORP COM SEDOL : 2379504	568,281.000	29,267,308.19	105,984,406.50

ONTO INNOVATION INC CUSIP : 683344105	17,966.000	1,989,289.11	2,836,112.76

OSHKOSH CORPORATION SEDOL : 2663520	16,925.000	1,866,774.19	2,126,287.75

OWENS CORNING NEW COM STK SEDOL : B1FW7Q2	15,915.000	2,563,720.77	1,781,047.65

PARSONS CORP DEL COM CUSIP : 70202L102	24,302.000	1,695,048.45	1,501,863.60

PENTAIR PLC COM USD0.01 SEDOL : BLS09M3	15,150.000	790,488.32	1,577,721.00

Security Description / Asset ID	Share / Par Value	Cost	Current Value

Corporate Stock - Common (continued)

United States - USD (continued)

PENUMBRA INC COM CUSIP : 70975L107	5,393.000	1,561,358.29	1,676,737.63

PERFORMANCE FOOD GROUP CO COM SEDOL : BYVYD43	22,041.000	1,104,143.72	1,981,926.72

PERMIAN RES CORP CL A SEDOL : BQPCHB2	91,500.000	956,646.23	1,283,745.00

PINNACLE W. CAP CORP COM SEDOL : 2048804	18,534.000	1,405,878.29	1,643,965.80

PLANET FITNESS INC CL A CL A CUSIP : 72703H101	18,407.000	1,222,114.24	1,996,607.29

POOL CORP COM STK CUSIP : 73278L105	6,056.000	2,099,948.70	1,385,310.00

POST HLDGS INC COM STK SEDOL : B6T0518	13,475.000	1,404,182.05	1,334,698.75

PRIMO BRANDS CORPORATION COM USD0.01 CUSIP : 741623102	127,858.000	2,962,780.77	2,090,478.30

PROSPERITY BANCSHARES INC COM SEDOL : 2310257	32,775.000	2,169,116.74	2,265,080.25

PTC INC COM CUSIP : 69370C100	41,924.000	6,710,732.97	7,303,580.04

Q2 HLDGS INC COM CUSIP : 74736L109	27,555.000	2,353,808.13	1,988,368.80

QORVO INC COM SEDOL : BR9YYP4	25,899.000	2,046,137.30	2,188,724.49

REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP : 758750103	8,207.000	1,248,922.54	1,151,606.24

RELIANCE INC COM NPV SEDOL : 2729068	9,580.000	2,232,085.10	2,767,374.60

REVVITY INC SEDOL : 2305844	17,825.000	1,745,857.41	1,724,568.75

RLI CORP COM SEDOL : 2719070	27,850.000	1,769,862.89	1,781,843.00

ROCKET COS INC CL A CL A SEDOL : BMD6Y84	118,400.000	2,351,286.30	2,292,224.00

ROKU INC COM CL A COM CL A SEDOL : BZ1LFG7	17,000.000	1,623,838.95	1,844,330.00

RYDER SYS INC COM SEDOL : 2760669	11,178.000	1,191,210.00	2,139,357.42

SALLY BEAUTY HLDGS INC COM STK USD0.01 SEDOL : B1GZ005	109,800.000	1,128,839.20	1,565,748.00

SCORPIO TANKERS INC COM USD0.01 (POST REV SPLIT) SEDOL : BHXD297	36,200.000	1,475,019.68	1,840,046.00

SENSATA TECHNOLOGIES B V HOLDING SEDOL : BFMBMT8	67,975.000	2,514,478.65	2,262,887.75

SERVICENOW INC COM USD0.001 SEDOL : B80NXX8	77,730.000	6,806,025.76	11,907,458.70

SHARKNINJA COM USD0.0001 CUSIP : G8068L108	14,300.000	1,039,288.12	1,600,170.00

SIGNET JEWELERS LTD ORD USD0.18 SEDOL : B3CTNK6	19,911.000	1,721,076.03	1,650,223.68

SKYWEST INC COM SEDOL : 2814210	17,412.000	1,181,362.92	1,748,338.92

SOLSTICE ADVANCED MATLS INC COM SEDOL : BW2K5V7	34,700.000	1,713,149.05	1,685,726.00

SOUTHSTATE BK CORP COM SEDOL : BVDCQB2	25,900.000	2,142,455.74	2,437,449.00

STRYKER CORP SEDOL : 2853688	31,327.000	7,435,089.90	11,010,500.69

SYNAPTICS INC COM SEDOL : 2839268	29,740.000	2,521,705.50	2,201,354.80

TALEN ENERGY CORP NEW COM SEDOL : BRRF114	11,070.000	2,607,356.06	4,149,478.80

TAYLOR MORRISON HOME CORP COM USD0.00001 SEDOL : B832462	32,100.000	2,176,988.87	1,889,727.00

TD SYNNEX CORPORATION COM USD0.001 SEDOL : 2002554	11,000.000	1,229,024.65	1,652,530.00

TENET HEALTHCARE CORP COM NEW . SEDOL : B8DMK08	9,641.000	717,985.45	1,915,859.52

TERADYNE INC COM CUSIP : 880770102	10,662.000	1,256,842.37	2,063,736.72

TEREX CORP NEW COM SEDOL : 2884224	31,900.000	1,652,037.35	1,702,822.00

TEXTRON INC COM SEDOL : 2885937	34,400.000	2,703,445.79	2,998,648.00

THE BALDWIN INSURANCE GROUP INC CLASS A COMMON STOCK CUSIP : 05589G102	67,164.000	2,636,834.49	1,613,950.92

THE CIGNA GROUP SEDOL : BHJ0775	16,048.000	3,367,942.17	4,416,891.04

THE MARZETTI COMPANY CUSIP : 513847103	6,823.000	1,216,137.84	1,121,837.66

TIMKEN CO COM SEDOL : 2892807	27,000.000	2,079,693.12	2,271,510.00

TOPBUILD CORP COM SEDOL : BZ0P3W2	4,300.000	1,589,125.72	1,793,917.00

TPG PARTNERS LLC CL A COM CUSIP : 872657101	22,343.000	1,115,348.72	1,426,377.12

TRADEWEB MKTS INC CL A CL A SEDOL : BJXMVK2	67,170.000	7,111,497.77	7,223,461.80

TRANSUNION COM CUSIP : 89400J107	12,655.000	1,061,744.22	1,085,166.25

TWIST BIOSCIENCE CORP COM CUSIP : 90184D100	56,997.000	2,328,996.92	1,807,944.84

UGI CORP NEW COM SEDOL : 2910118	61,700.000	1,987,679.52	2,309,431.00

UNITED THERAPEUTICS CORP DEL COM STK SEDOL : 2430412	4,759.000	1,203,206.66	2,318,822.75

UNITEDHEALTH GROUP INC COM SEDOL : 2917766	137,455.000	47,443,400.53	45,375,270.05

UNUM GROUP SEDOL : 2433842	26,150.000	1,352,534.98	2,026,625.00

VALMONT INDS INC COM SEDOL : 2926825	7,273.000	2,442,122.57	2,926,073.36

VICTORIAS SECRET & CO COM SEDOL : BNNTGH3	48,899.000	1,149,106.98	2,648,858.83

VIRTUS INVT PARTNERS INC COM SEDOL : B3KKGQ8	9,500.000	1,921,177.73	1,549,925.00

VISA INC COM CL A STK SEDOL : B2PZN04	68,949.000	12,186,677.57	24,181,103.79

VISTEON CORP COM NEW COM NEW SEDOL : B4N0JJ6	16,233.000	1,765,987.71	1,543,758.30

VULCAN MATERIALS CO COM CUSIP : 929160109	12,438.000	2,830,674.58	3,547,566.36

WAYSTAR HLDG CORP COM CUSIP : 946784105	52,154.000	2,152,978.09	1,708,043.50

WESCO INTL INC COM SEDOL : 2416973	9,305.000	1,403,208.30	2,276,375.20

WESTERN ALLIANCE BANCORPORATION COM SEDOL : B0CCGJ4	41,590.000	2,724,043.50	3,496,471.30

WILLSCOT HOLDINGS CORPORATION COM CUSIP : 971378104	41,226.000	1,716,111.62	776,285.58

WOODWARD INC COM CUSIP : 980745103	74,854.000	9,373,751.13	22,629,861.28

WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101	135,222.00	31,782,013.12	29,042,981.16

Total United States - USD		1,094,881,253.56	1,648,452,171.91

Total Corporate Stock - Common		1,569,234,788.35	2,486,973,523.68

Security Description / Asset ID	Share /Par Value	Historical Cost	Current Value

Participant Loans

United States - USD

PAINEWEBBER INC., SAVINGS INVESTMENT PLAN LOAN ASSET CUSIP : 999982127	53,426,490.930	53,426,490.93	53,426,490.93

Total United States - USD		53,426,490.93	53,426,490.93

Total Participant Loans		53,426,490.93	53,426,490.93

Value of Interest in Common/Collective Trusts

Emerging Markets Region - USD

MFO NINETY ONE COLLECTIVE INVT TR NINETY ONE EMERGING MKTS EQUITY CIT FD CL S CUSIP : 65443M802	14,187,549.840	142,032,463.59	150,388,028.30

Total Emerging Markets Region - USD		142,032,463.59	150,388,028.30

United States - USD

MFO BANK OF NEW YORK MELLON BNYM NEWTON NSL U S DYNAMIC LARGE CAP VALUE FD CL S CUSIP : 06428R473	588,345.410	49,746,874.61	56,504,693.18

MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP : 46X193XX2	195,651,171.850	195,651,171.85	195,651,171.85

MFO LOOMIS SAYLES TR CO LLC COLL TR FR EMPLOYEE BENEFIT PLANS GLB CIT C L E CUSIP : 54350Y876	3,124,276.720	32,045,637.24	34,523,257.76

MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS F CUSIP : 63874W407	6,074,987.960	61,051,212.25	78,605,927.69

MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT TRUST 2389 CUSIP: 60924J824	6,537,060.000	88,791,144.23	135,513,253.80

MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP : 74443R100	889,237.730	153,790,901.99	179,119,155.95

MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP : 85744W531	9,433,624.550	130,767,892.76	196,426,930.38

MFO SSGA REAL ASSET NON LENDING CLASS C CUSIP : 857443113	1,152,842.440	21,247,435.70	23,656,326.87

MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING SERIES FUND CLASS K CUSIP : 85744W242	7,575,184.470	160,624,088.45	226,164,707.54

MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP : 857480404	7,808,561.950	89,047,398.39	94,116,597.18

MFO VANGUARD TARGET RET 2020 TR SEL CUSIP : 92204E407	2,970,509.190	109,153,146.01	169,021,972.91

MFO VANGUARD TARGET RET 2025 TR SEL CUSIP : 92204E506	3,480,415.090	146,309,893.00	216,690,643.50

MFO VANGUARD TARGET RET 2030 TR SEL CUSIP : 92204E605	8,139,556.650	323,162,801.52	540,954,934.96

MFO VANGUARD TARGET RET 2035 TR SEL CUSIP : 92204E704	5,803,480.960	254,916,439.25	410,306,103.87

MFO VANGUARD TARGET RET 2040 TR SEL CUSIP : 92204E803	6,961,522.450	293,399,739.42	521,696,492.40

MFO VANGUARD TARGET RET 2045 TR SEL CUSIP : 92204E886	4,165,914.530	196,127,697.89	329,482,180.18

MFO VANGUARD TARGET RET 2050 TR SEL CUSIP : 92204E878	4,401,158.090	206,665,361.10	357,506,071.65

MFO VANGUARD TARGET RET 2055 TR SEL CUSIP : 92204E860	2,250,076.720	117,299,240.54	182,683,728.90

MFO VANGUARD TARGET RET 2060 TR SEL CUSIP : 92204E852	2,034,347.550	108,962,870.54	165,433,142.77

MFO VANGUARD TARGET RET INCOME TR SEL CUSIP : 92204E100	1,529,611.910	61,793,912.12	76,618,260.57

MFO VANGUARD TARGET RETIREMENT 2065 TRUST SELECT CUSIP : 92202V112	1,932,704.090	66,594,980.93	94,412,594.80

MFO VANGUARD TARGET RETIREMENT 2070 TRUST SELECT CUSIP : 92212G105	904,969.750	22,588,273.57	26,922,850.06

NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445	33.620	33.62	33.62

NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445	4,288,501.800	4,288,501.80	4,288,501.80

NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445	535,331,288.570	535,331,288.57	535,331,288.57

Total United States - USD		3,429,357,937.35	4,851,630,822.76

Total Value of Interest in Common/Collective Trusts		3,571,390,400.94	5,002,018,851.06

Value of Interest in Registered Investment Companies

United States - USD

MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP : 76105Y109	17,600,154.850	17,600,154.85	17,600,154.85

MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP : 856917729	185,811,149.580	1,927,388,610.44	2,210,966,868.85

MFO VANGUARD INDEX TR SMALL CAP GROWTH CUSIP : 922908819	2,535,414.610	198,087,336.86	215,459,533.56

INVESCO ILLIQUID CUSIP : 995818663	1.000	686,242.08	248,773.78

Total United States - USD		2,143,762,344.23	2,444,275,331.04

Total Value of Interest in Registered Investment Companies		2,143,762,344.23	2,444,275,331.04

Other

United States - USD

UBS FINANCIAL SERVICES SDBA PARTICIPANT ASSET CUSIP : 000656371	1.000	625,883,620.63	1,588,267,531.44

1ST INDL RLTY TR INC COM SEDOL : 2360757	50,190.000	2,158,184.72	2,874,381.30

AGNC INVT CORP COM SEDOL : BYYHJL8	185,000.000	1,978,825.97	1,983,200.00

ANNALY CAPITAL MANAGEMENT INC COM NEW COM USD0.01(POST REV SPLT) SEDOL : BPMQ7X2	94,900.000	1,666,179.17	2,121,964.00

CAMDEN PPTY TR SH BEN INT SEDOL : 2166320	22,974.000	2,501,004.35	2,528,977.92

FEDERAL RLTY INVT TR COM USD0.01 SEDOL : BN7P9B2	24,180.000	2,741,247.15	2,437,344.00

GAMING & LEISURE PPTYS INC COM SEDOL : BFPK4S5	54,700.000	2,563,415.47	2,444,543.00

HIGHWOODS PPTYS INC COM SEDOL : 2420640	64,950.000	2,468,073.48	1,677,009.00

KILROY RLTY CORP COM SEDOL : 2495529	56,864.000	2,041,927.00	2,125,007.68

W P CAREY INC COM SEDOL : B826YT8	39,150.000	2,251,804.14	2,519,694.00

Total United States - USD		646,254,282.08	1,608,979,652.34

Total Other		646,254,282.08	1,608,979,652.34

Total		7,987,810,948.78	11,599,416,097.85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

By:	/s/ Jennifer Coughlin
Name:	Jennifer Coughlin on behalf of the Plan Administrator
Title:	Chair, Employee Benefits Committee

Date: October 6, 2026